

February 26, 2009

Mr. Robert T. Faber
President and Chief Financial Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, Nevada 89440

      Re: Goldspring, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2007, As Amended
             Filed November 21, 2008
             Response Letter Dated February 9, 2009
             File No. 000-32429

Dear Mr. Faber:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-KSB/A-1 For the Fiscal Year Ended December 31, 2007</u>

<u>Consolidated Balance Sheet, pages F-3 and F-4</u>

1.   We note from your response to prior comment number three that the "Other-embedded derivatives" line item, which you intend to re-title 'Discount on convertible notes payable" "represents the discount on convertible note proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument, determined in accordance with the guidance provided in SFAS 133 and EITF 00-19." Based on this explanation and further clarification provided in response to prior comment number eight, it is unclear to us why the fair value of the warrants and embedded conversion feature were recorded "offset by an equivalent note discount asset." In this regard, the separately recorded warrant liability and embedded conversion

feature liability under EITF 00-19 are initially measured at fair value, with subsequent changes in fair value reported in earnings. To help us better understand your accounting, please provide us with a sample of a journal entry you recorded upon receipt of cash for issuance of a convertible note during 2006. In addition, please contact us at your earliest convenience to further discuss your responses.

2.   We further note, with respect to the 'Discount on convertible notes payable' line item, your response to prior comment number eight, under the heading 'Amortization of Note Discount.' Please clarify for us the different components that make up this line item. In this regard, it appears this line item includes i) the fair value of the warrants and embedded conversion feature, and ii) the discount attributable to the convertible notes. Our confusion stems from our understanding that a note discount represents the difference between the net proceeds, after expense, received upon issuance of debt and the amount repayable at its maturity. Please advise.

3.   We also note, with regard to the note discount, your response to prior comment number 12 where you state your belief that suspending the amortization of note discount and reversing the 2007 amortization of note discount as a result of failing to make scheduled payments was appropriate "because the impact of these entries, recorded or not, were not material to the financial statements…" You further state in your response that "given the lack of materiality and since it was both impractical and costly to attempt to anticipate the ultimate outcome of the negotiations, we concluded that suspension resulted in the fairest presentation of our financial position." Please provide us with the amounts you determined were not material to your financial statements. We may have further comment.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

4.   We have considered your response to prior comment number six and note the following:

   i)   you did not initially record your 2004 asset retirement obligation in accordance with the initial recognition and measurement provisions of FAS 143. However, you represent that the initial amount of the asset retirement obligation reported in 2004, which equaled the value of the cash bond provided to the Nevada Division of Environmental Protection, did not materially differ from the asset retirement obligation calculated in accordance with FAS 143; and

   ii)   in periods subsequent to initial measurement, you did not recognize period-to-period changes in the liability for your asset retirement obligation resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. However, you believe there is no material variance between the amount of the asset retirement obligation as at December 31, 2007, totaling $553,190, and the amount that you indicate should have been reported based upon initial 2004 calculations, totaling $606,018. Your assessment is the same for the period ended September 30, 2008.

Based solely on the materiality assessments you provide in your response, please confirm, if true, that you will comply with the subsequent recognition and measurement provisions of paragraphs 13 through 15 of FAS 143 going forward, to the extent material to your financial statements, or otherwise advise.

Note 13 – Subsequent Events, page F-26

5.   We note from your response to prior comment number eight that "On February 20, 2008, as a result of the Company completing other financing arrangements, a "favored nations" clause was triggered in the convertible notes, which modified the notes conversion feature and effectively established a fixed conversion rate of $0.01." We further note in your response that the "guidance provides that the modified conversion feature be revalued to its fair value and the change reported as debt extinguishment gain or loss." Based on the modifications as described and your response to prior comment number four that the "modification, among other things, establishes a fixed conversion price for the shares thereby removing the derivative feature," please expand your disclosure as appropriate to explain whether or not you will continue to report a conversion feature liability in accordance with EITF 00-19. Please provide us with a sample of the revised disclosure you intend to include in your 2008 filings surrounding the accounting for the modification of terms of your convertible notes, including the balance sheet and income statement presentation surrounding the extinguishment.

6.   We also note from your response, with respect to the warrants issued with the convertible notes, that "Management believes that the warrant was unaffected by the modification and we will restore its fair value to derivative liabilities." Based on this response, please clarify whether the conversion terms of the warrants changed upon the triggering of the "favored nations" clause. In this regard, we note disclosure on page 6 of the amended Form 10-KSB for the fiscal year ended December 31, 2007 that the warrants had conversion terms with "exercise prices based upon the same formulas as for conversion of the amounts due under the notes. " Please also clarify what you mean by your statement that you "will restore its fair value to derivative liabilities." Also, please address whether or not you will continue to account for the warrants as derivative liabilities under EITF 99-19.

Mr. Robert T. Faber
Goldspring, Inc.
February 26, 2009
Page 4

<u>Closing Comments</u>

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

            Sincerely,

            Jill S. Davis
            Branch Chief